BRUNNER MOND GROUP PLC

                         RESULTS FOR THE QUARTER ENDED
                                31 DECEMBER 2000

                             BRUNNER MOND GROUP PLC

                         PART I - FINANCIAL INFORMATION




ITEM 1  FINANCIAL STATEMENTS:

        Consolidated Profit and Loss Accounts for the three months ended
        December 31, 1999 (Unaudited) and December 31, 2000 (Unaudited)        3

        Consolidated Profit and Loss Accounts for the six months ended
        December 31, 1999 (Unaudited) and December 31, 2000 (Unaudited)        4

        Consolidated Balance Sheets at June 30, 2000 (Audited) and
        December 31, 2000 (Unaudited)                                          5

        Consolidated Statement of Cash Flows for the three months ended
        December 31, 1999 (Unaudited) and December 31, 2000 (Unaudited)        6

        Consolidated Statement of Cash Flows for the six months ended
        December 31, 1999 (Unaudited) and December 31, 2000 (Unaudited)        7

        Notes to Unaudited Consolidated Financial Statements                   8

ITEM 2  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
        CONDITION AND RESULTS OF OPERATIONS                                   21

ITEM 3  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
        MARKET RISK                                                           27


                          PART II - OTHER INFORMATION

ITEM 1  LEGAL PROCEEDINGS                                                     28

ITEM 2  CHANGES IN SECURITIES AND USE OF PROCEEDS                             28

ITEM 3  DEFAULTS UPON SENIOR SECURITIES                                       28

ITEM 4  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS                   28

ITEM 5  OTHER INFORMATION                                                     28

ITEM 6  EXHIBITS AND REPORTS ON FORM 8-K                                      29

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
                          CONSOLIDATED PROFIT AND LOSS
                        (AMOUNTS IN MILLIONS, UNAUDITED)


                                                         THREE        THREE
                                                         MONTHS       MONTHS
                                                         ENDED        ENDED
                                                        DECEMBER     DECEMBER
                                                           31,          31,
                                                          1999         2000
                                                        (POUND)M     (POUND)M

SALES ..........................................          37.7         37.6
Cost of sales ..................................         (28.9)       (25.6)
                                                        ------       ------
GROSS PROFIT ...................................           8.8         12.0
Other operating expenses (net) .................          (6.5)        (6.2)
                                                        ------       ------
OPERATING PROFIT BEFORE AMORTIZATION OF GOODWILL           2.3          5.8
Amortization of goodwill .......................          (0.8)        (0.8)
                                                        ------       ------
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS ......           1.5          5.0
Exceptional items - redundancy costs ...........          --           (1.2)
                                                        ------       ------
OPERATING PROFIT ...............................           1.5          3.8
Financing costs (net) ..........................          (5.0)        (4.3)
                                                        ------       ------
LOSS BEFORE TAX ................................          (3.5)        (0.5)
Tax ............................................          (0.3)        (0.1)
                                                        ------       ------
RETAINED LOSS FOR THE PERIOD ...................          (3.8)        (0.6)
                                                        ------       ------


CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                         THREE        THREE
                                                         MONTHS       MONTHS
                                                         ENDED        ENDED
                                                        DECEMBER     DECEMBER
                                                           31,          31,
                                                          1999         2000
                                                        (POUND)M     (POUND)M

Loss for the period ............................          (3.8)        (0.6)
Currency translation differences................           1.4         (0.6)
                                                        ------       ------
Total recognised gains and loses relating to the
  period .......................................          (2.4)        (1.2)
                                                        ------       ------


The accompanying notes are an integral part of these consolidated financial statements.

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
                          CONSOLIDATED PROFIT AND LOSS
                        (AMOUNTS IN MILLIONS, UNAUDITED)


                                                          SIX          SIX
                                                         MONTHS       MONTHS
                                                         ENDED        ENDED
                                                        DECEMBER     DECEMBER
                                                           31,          31,
                                                          1999         2000
                                                        (POUND)M     (POUND)M

SALES ..........................................          74.1         76.8
Cost of sales ..................................         (56.3)       (55.7)
                                                        ------       ------
GROSS PROFIT ...................................          17.8         21.1
Other operating expenses (net) .................         (13.2)       (13.7)
                                                        ------       ------
OPERATING PROFIT BEFORE AMORTIZATION OF
  GOODWILL .....................................           4.6          7.4
Amortization of goodwill .......................          (1.5)        (1.5)
                                                        ------       ------
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS ......           3.1          5.9
Exceptional items - redundancy costs                      --           (1.2)
                                                        ------       ------
OPERATING PROFIT ...............................           3.1          4.7
Financing costs (net)                                    (10.1)        (7.7)
                                                        ------       ------
LOSS BEFORE TAX ................................          (7.0)        (3.0)
Tax ............................................          (0.3)         1.2
                                                        ------       ------
RETAINED LOSS FOR THE PERIOD ...................          (7.3)        (1.8)
                                                        ------       ------


CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                          SIX          SIX
                                                         MONTHS       MONTHS
                                                         ENDED        ENDED
                                                        DECEMBER     DECEMBER
                                                           31,          31,
                                                          1999         2000
                                                        (POUND)M     (POUND)M

Loss for the period ............................          (7.3)       (1.8)
Currency translation differences ...............           0.1         (0.1)
                                                        ------       ------
Total recognised gains and loses relating to the
  period .......................................          (7.2)        (1.9)
                                                        ------       ------


The accompanying notes are an integral part of these consolidated financial statements.

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
                           CONSOLIDATED BALANCE SHEET
                        (AMOUNTS IN MILLIONS, UNAUDITED)


                                                          AS AT         AS AT
                                                         JUNE 30     DECEMBER 31
                                                          2000          2000
                                                        (AUDITED)    (UNAUDITED)
                                                        (POUND)M      (POUND)M

FIXED ASSETS
Intangible assets - goodwill ...................          52.3         50.8
Tangible assets ................................         107.9        116.4
                                                        ------       ------
                                                         160.2        167.2

CURRENT ASSETS
Stocks .........................................          11.3         10.7
Debtors ........................................          23.5         22.6
Cash at bank and in hand .......................           7.2          9.5
                                                        ------       ------
                                                          42.0         42.8
CREDITORS: Amounts falling due with one year ...         (48.4)       (46.2)
                                                        ------       ------
NET CURRENT LIABILITIES ........................          (6.4)        (3.4)
                                                        ------       ------

TOTAL ASSETS LESS CURRENT LIABILITIES ..........         153.8        163.8
CREDITORS: Amounts falling due after more
  than one year ................................        (143.7)      (156.9)
PROVISION FOR LIABILITIES AND CHARGES ..........          (6.6)        (5.3)
                                                        ------       ------
NET ASSETS .....................................           3.5          1.6
                                                        ------       ------

CAPITAL AND RESERVES
Called-up share capital ........................           0.1          0.1
Share premium account ..........................          12.9         12.9
Other reserves .................................          18.0         18.0
Foreign currency translation reserve ...........          (2.0)        (2.1)
Profit and loss account ........................         (25.5)       (27.3)
                                                        ------       ------
EQUITY SHAREHOLDERS' FUNDS .....................           3.5          1.6
                                                        ------       ------

The accompanying notes are an integral part of these consolidated financial statements.

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                        (AMOUNTS IN MILLIONS, UNAUDITED)


                                                         THREE        THREE
                                                         MONTHS       MONTHS
                                                         ENDED        ENDED
                                                        DECEMBER     DECEMBER
                                                           31,          31,
                                                          1999         2000
                                                        (POUND)M     (POUND)M

NET CASH INFLOW FROM OPERATING ACTIVITIES
  (NOTE 4) .....................................           3.2          1.8
                                                        ------       ------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid (net) ............................          (0.6)        (0.9)
                                                        ------       ------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND
  SERVICING OF FINANCE .........................          (0.6)        (0.9)
                                                        ------       ------
TAXATION
UK corporation tax paid ........................          (0.3)        --
Overseas tax paid ..............................          (0.7)        --
                                                        ------       ------
TAX PAID .......................................          (1.0)        --
                                                        ------       ------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets ..............          (2.4)        (4.8)
Income from sale of fixed assets ...............           0.3          0.1
                                                        ------       ------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND
  FINANCIAL INVESTMENT .........................          (2.1)        (4.7)
                                                        ------       ------
NET CASH OUTFLOW BEFORE FINANCING ..............          (0.5)        (3.8)
                                                        ------       ------


FINANCING
Grant received .................................          --            2.3
New bank loans .................................          --            4.3
Repayment of debt ..............................          (3.0)        (2.8)
Finance lease capital repayments ...............          --           (0.4
                                                        ------       ------
NET CASH OUTFLOW FROM FINANCING ................          (3.0)         3.4
                                                        ------       ------
DECREASE IN CASH ...............................          (3.5)        (0.4)
                                                        ------       ------


The accompanying notes are an integral part of these consolidated financial statements.

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                        (AMOUNTS IN MILLIONS, UNAUDITED)



                                                          SIX          SIX
                                                         MONTHS       MONTHS
                                                         ENDED        ENDED
                                                        DECEMBER     DECEMBER
                                                           31,          31,
                                                          1999         2000
                                                        (POUND)M     (POUND)M

NET CASH INFLOW FROM OPERATING ACTIVITIES
  (NOTE 4) .....................................           8.9          6.0
                                                        ------       ------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid (net) ............................          (9.2)        (9.7)
Sale of hedge ..................................          --            8.2
                                                        ------       ------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND
  SERVICING OF FINANCE .........................          (9.2)        (1.5)
                                                        ------       ------
TAXATION
UK corporation tax paid ........................          (0.3)        --
Overseas tax paid ..............................          (0.7)        --
                                                        ------       ------
TAX PAID .......................................          (1.0)        --
                                                        ------       ------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets ..............          (4.2)       (10.8)
Income from sale of fixed assets ...............           0.3          0.1
                                                        ------       ------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND
  FINANCIAL INVESTMENT .........................          (3.9)       (10.7)
                                                        ------       ------
NET CASH OUTFLOW BEFORE FINANCING ..............          (5.2)        (6.2)
                                                        ------       ------


FINANCING
Grant received .................................          --            3.6
New bank loans .................................           3.5          8.6
Repayment of debt ..............................          (0.5)        (3.3)
Finance leasing capital repayments .............          --           (0.4)
                                                        ------       ------
NET CASH INFLOW FROM FINANCING .................           3.0          8.5
                                                        ------       ------

(DECREASE)INCREASE IN CASH .....................          (2.2)         2.3
                                                        ------       ------


The accompanying notes are an integral part of these consolidated financial statements.

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        (AMOUNTS IN MILLIONS, UNAUDITED)


NOTE 1 BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Brunner Mond Group PLC and its subsidiaries. The financial statements do not include certain footnotes required by generally accepted accounting principles. However, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of the financial position and results for the interim period have been included.

The results of operations for the six months ended December 31, 2000 are not necessarily indicative of the results to be expected for the entire fiscal year, which ends on June 30, 2001.

The consolidated financial statements of the Group have been prepared in pounds sterling and in accordance with generally accepted accounting principles in the U.K. ("U.K. GAAP"). The accounting principles differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP").

These unaudited consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended June 30, 2000 included in the Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission on September 19, 2000.


NOTE 2 ANALYSIS OF STOCKS

                                                          AS AT        AS AT
                                                        JUNE 30,    DECEMBER 31,
                                                          2000         2000
                                                        (AUDITED)   (UNAUDITED)
                                                        (POUND)M     (POUND)M

Raw materials ..................................           5.1         5.7
Work in progress ...............................           0.3         0.3
Finished goods and goods for resale ............           5.9         4.7
                                                        ------      ------
                                                          11.3        10.7

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        (AMOUNTS IN MILLIONS, UNAUDITED)


NOTE 3 ANALYSIS OF NET DEBT

                                                          AS AT         AS AT
                                                         JUNE 30     DECEMBER 31
                                                          2000          2000
                                                        (AUDITED)    (UNAUDITED)
                                                        (POUND)M      (POUND)M

Falling due within one year

Guaranteed Loan Notes (floating rate LIBOR
  less 0.5%) ...................................           5.0          4.6
Other (floating rate, LIBOR plus 3.0%) .........           1.1          1.1
Obligations under finance leases ...............           0.1          0.1
                                                        ------       ------
                                                           6.2          5.8
                                                        ------       ------

Falling due after one year
Senior debt (floating rate, LIBOR plus 2.0%) ...          23.4         29.4
$125.0 million 11% Senior Subordinated Notes 2008         78.1         83.7
(pound)50 million 12 1/2% Senior Subordinated
  Notes 2008 ...................................          50.0         50.0
Other (floating rate, LIBOR plus 3.0%) .........           2.2          1.7
Obligations under finance leases ...............          --            1.5
Issuance costs of finance                                (10.0)        (9.4)
                                                        ------       ------
                                                         143.7        156.9
                                                        ------       ------
Cash                                                       7.2          9.5
                                                        ------       ------
Net borrowings                                           142.7        153.2
                                                        ------       ------


The Guaranteed Unsecured Loan Notes ("GULS") were offered by the Company in lieu of cash as part of the offer to the former shareholders of Brunner Mond Limited. These notes are guaranteed by the syndicate of banks led by Chase Manhattan, for which the Group pays a 2% guarantee fee. The notes are redeemable for cash at six monthly intervals at the Noteholders' option. Redemptions will be financed by drawing on an unutilized but committed element of the senior term loan facility. The GULS are repayable in full by June 30, 2003.

In July 1998, the Company raised $125.0 million in principal aggregate amount of 11% Senior Subordinated Notes 2008 ("the Dollar Notes") as part of the financing raised to acquire Brunner Mond Limited and its subsidiaries. The exchange exposure on this debt was hedged by entering into a five year swap agreement under which the principal and interest was swapped at an effective exchange rate of (pound)1=$1.60 and the interest was swapped at a rate of 12.28%. On September 18, 2000, the part of this swap that covered the principal was unwound to realize (pound)8.2 million. In October 2000, (pound)3.1 million of the (pound)8.2 million was used to make a prepayment on the term loan tranche of the Senior Facility, and the remaining (pound)5.1 million has been used to repay part of the revolving tranche (Tranche D), of the Senior Facility. The availability under Tranche D has not been reduced as a result of this repayment.

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        (AMOUNTS IN MILLIONS, UNAUDITED)


The Senior Debt is drawn on a (pound)105 million term loan and revolving credit facility provided by a syndicate of banks led by Chase Manhattan. The availability under this facility reduced to (pound)50 million in July 1998 when the Dollar Notes and the (pound)50 million 12.5% Senior Subordinated Notes 2008 ("the Sterling Notes") were issued. It was subsequently increased to (pound)60.0 million in April 2000, and then reduced to (pound)53.0 million in October 2000, when a (pound)7 million facility which had been made available by the Investor Group, lapsed. The facility was reduced by a further (pound)3.1 million to (pound)49.9 million in October 2001 when (pound)3.1 million of the (pound)8.2 million proceeds of the sale of currency swap was used to make a prepayment of the term loan. The (pound)49.9 million facility comprises (i) a revolving credit facility of (pound)20.0 million, under which (pound)15.7 million was drawn at December 31, 2000 and is repayable in full in July 2005, (ii) a term loan facility of (pound)12.2 million using Exchange Rates when the facility was created, (as at December 31, 2000 this figure is (pound)11.7 million), under which (pound)7.2 million was drawn at December 31, 2000 and is to be repaid in instalments with the first repayment to be made in October 2001 and thereafter in six monthly instalments commencing in January 2002 and ending in July 2005,
(iii) a (pound)10.0 million Capital Expenditure facility under which (pound)1.8 million was drawn December 31, 2000 (drawings under the Capital Expenditure facility will be repayable in full in July 2005), (iv) a term loan facility of NLG 15.9 million ((pound)4.7 million equivalent using the Exchange Rates at draw down and (pound)4.6 million equivalent as at December 31, 2000) provided by shareholders which is repayable in full in July 2005 and (v) a (pound)3.0 million revolving facility provided by shareholders which is repayable in full in July 2005 and which was undrawn at December 31, 2000. Amendments to the Senior Facility which were agreed in April 2000 made (pound)3.0 million of the Capital Expenditure facility available on a revolving basis for general corporate purposes.

In February 1999, in response to the deteriorating global soda ash market, amendments to the Company's Senior Facility Agreement were implemented. Under these amendments the shareholders (the `Investor Group') of Starnhurst PLC, Brunner Mond Group PLC's ultimate parent, joined the syndicate of banks to make a new (pound)5 million loan (the `New Loan') to the Company. The New Loan did not increase the total indebtedness of the Company, but was used to pre-pay the repayments of the Senior Facility due in 1999, 2000 and in January, 2001. The Company also agreed not to draw upon the (pound)10 million Capital Expenditure Facility without the unanimous consent of the bank syndicate. In addition, the amendments relaxed the banking covenants which apply during calendar year 2000, and introduced a requirement that each quarter the Company certifies that its forecasts confirm that the Company will be in compliance with its banking covenants during the period to December 2000.

The further reduction in soda ash prices in late 1999 adversely affected expectations for calendar year 2000 and as a result the Company did not expect to be able to meet the covenants which had been set for calendar years 2000 and 2001. Following discussions with its Senior Lenders it was agreed that the borrowing covenants should again be relaxed and accordingly the Company's Senior Facility Agreement was amended in April 2000.

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        (AMOUNTS IN MILLIONS, UNAUDITED)


Under these amendments the Investor Group made a new (pound)10.0 million loan facility (the "Investor Facility") available to the Company. (pound)3.0 million of Investor Facility can be used for general corporate purposes and the other (pound)7.0 million was available until October 31, 2000 for refinancing other borrowings, subject to receiving the approval of the Investor Group. This (pound)7.0 million facility lapsed on October 31, 2000. These amendments also extended the requirement that each quarter the Company certifies that its forecasts confirm that the Company's existing facilities will be adequate during the following twelve months. In addition, the Senior Lenders have also agreed to make (pound)3.0 million of the (pound)10.0 million Capital Expenditure Facility available for general corporate purposes.

The covenants set in April 2000 for 2001 and 2002, the size of the additional facility provided by the Investor Group and the amount of the existing capital expenditure facility made available by the Senior Lenders for general corporate purposes were based upon projections that assumed an improvement in the soda ash market during those periods and further improvements in the Company's cost base.

The Company experienced difficult trading conditions during 2000 attributable to continued weak pricing, and difficulties with Powergen's co-generation plant.

The negotiations of soda ash contracts for calendar year 2001 are now mostly completed and the Group has secured an overall increase in its selling prices. The Company also expects a further improvement in its cost base in the coming year. Although the Group is currently in full compliance with its covenants there remains uncertainty as to whether these improvements will be sufficient to allow the Group to meet its banking covenants throughout 2001.

The Company has begun a review of strategic alternatives for restructuring certain of its debt obligations with a view to strengthening its capital base. These alternatives are likely to include a proposal for the restructuring of the Company's existing bonds. The Company has engaged financial and legal advisers to help with this review.

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        (AMOUNTS IN MILLIONS, UNAUDITED)


NOTE 4 ANALYSIS OF NET CASH FLOW FROM OPERATING ACTIVITIES

                                                         THREE        THREE
                                                         MONTHS       MONTHS
                                                         ENDED        ENDED
                                                        DECEMBER     DECEMBER
                                                           31,          31,
                                                          1999         2000
                                                        (POUND)M     (POUND)M

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS ......           1.5          5.0
Depreciation ...................................           2.3          2.2
Amortization of goodwill .......................           0.8          0.8
                                                        ------       ------
EBITDA * .......................................           4.6          8.0
Movement in working capital ....................          (1.2)        (4.9)
Exceptional items ..............................          --           (1.2)
Profit on sale of assets .......................          (0.2)        (0.1)
                                                        ------       ------
OPERATING CASH FLOW ............................           3.2          1.8
                                                        ------       ------


                                                          SIX          SIX
                                                         MONTHS       MONTHS
                                                         ENDED        ENDED
                                                        DECEMBER     DECEMBER
                                                           31,          31,
                                                          1999         2000
                                                        (POUND)M     (POUND)M

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS ......           3.1          5.9
Depreciation ...................................           4.5          4.4
Amortization of goodwill .......................           1.5          1.5
                                                        ------       ------
EBITDA * .......................................           9.1         11.8
Movement in working capital ....................          --           (4.5)
Exceptional items ..............................          --           (1.2)
Profit on sale of assets .......................          (0.2)        (0.1)
                                                        ------       ------
OPERATING CASH FLOW ............................           8.9          6.0
                                                        ------       ------


* earnings before interest, tax, depreciation and amortization

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        (AMOUNTS IN MILLIONS, UNAUDITED)


NOTE 5 SUPPLEMENTARY INFORMATION

The following supplemental financial statements, prepared in accordance with U.K. GAAP, reflect the combined historical financial position, profit and loss account and cash flows of Brunner Mond Group PLC, subsidiaries of the Group who are or will be guarantors of the Group's senior subordinated indebtedness and non-guarantor subsidiaries. The non-guarantor subsidiaries consist of the African operating subsidiaries of the Group.

                                           FOR THE 3 MONTHS ENDED DECEMBER 31, 1999 (UNAUDITED)
                                                                  NON-
                                 PARENT         GUARANTOR       GUARANTOR
                                COMPANY          MEMBERS         MEMBERS        ELIMINATIONS    COMBINED
                                (POUND)M        (POUND)M        (POUND)M          (POUND)M      (POUND)M

TURNOVER .....................    --              32.9             4.8              --            37.7
Cost of Sales ................    --             (27.7)           (1.2)             --           (28.9)
                                ------          ------          ------            ------        ------
GROSS PROFIT .................    --               5.2             3.6              --             8.8
Other operating expenses (net)    --              (3.8)           (2.7)             --            (6.5)
Amortization of goodwill .....    --              --              --                (0.8)         (0.8)
                                ------          ------          ------            ------        ------
OPERATING PROFIT (LOSS) ......    --               1.4             0.9              (0.8)          1.5
Interest payable .............    (4.8)           (0.1)           (0.1)             --            (5.0)
                                ------          ------          ------            ------        ------
(LOSS) PROFIT BEFORE TAX .....    (4.8)            1.3             0.8              (0.8)         (3.5)
Tax ..........................    --              --              (0.3)             --            (0.3)
                                ------          ------          ------            ------        ------
RETAINED (LOSS) PROFIT .......    (4.8)            1.3             0.5              (0.8)         (3.8)
                                ------          ------          ------            ------        ------

                                           FOR THE 3 MONTHS ENDED DECEMBER 31, 2000 (UNAUDITED)
                                                                  NON-
                                 PARENT         GUARANTOR       GUARANTOR
                                COMPANY          MEMBERS         MEMBERS        ELIMINATIONS    COMBINED
                                (POUND)M        (POUND)M        (POUND)M          (POUND)M      (POUND)M

TURNOVER .....................    --              32.1             5.5              --            37.6
Cost of Sales ................    --             (24.2)           (1.4)             --           (25.6)
                                ------          ------          ------            ------        ------
GROSS PROFIT .................    --               7.9             4.1              --            12.0
Other operating expenses (net)    --              (2.7)           (3.5)             --            (6.2)
Amortization of goodwill .....    --              --              --                (0.8)         (0.8)
                                ------          ------          ------            ------        ------
OPERATING PROFIT (LOSS)
  BEFORE EXCEPTIONAL ITEMS ...    --               5.2             0.6              (0.8)          5.0
Exceptional items ............    --              (1.2)           --                --            (1.2)
                                ------          ------          ------            ------        ------
OPERATING PROFIT .............    --               4.0             0.6              (0.8)          3.8
Financing costs (net) ........    (4.1)           (0.1)           (0.1)             --            (4.3)
                                ------          ------          ------            ------        ------
(LOSS) PROFIT BEFORE TAX .....    (4.1)            3.9             0.5              (0.8)         (0.5)
Tax ..........................    --              --              (0.1)             --            (0.1)
                                ------          ------          ------            ------        ------
RETAINED (LOSS) PROFIT .......    (4.1)            3.9             0.4              (0.8)         (0.6)
                                ------          ------          ------            ------        ------

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        (AMOUNTS IN MILLIONS, UNAUDITED)


                                           FOR THE 6 MONTHS ENDED DECEMBER 31, 1999 (UNAUDITED)
                                                                  NON-
                                 PARENT         GUARANTOR       GUARANTOR
                                COMPANY          MEMBERS         MEMBERS        ELIMINATIONS    COMBINED
                                (POUND)M        (POUND)M        (POUND)M          (POUND)M      (POUND)M

TURNOVER .....................    --              66.0             8.1              --            74.1
Cost of Sales ................    --             (53.8)           (2.5)             --           (56.3)
                                ------          ------          ------            ------        ------
GROSS PROFIT .................    --              12.2             5.6              --            17.8
Other operating expenses (net)    --              (8.4)           (4.8)             --           (13.2)
Amortization of goodwill .....    --              --              --                (1.5)         (1.5)
                                ------          ------          ------            ------        ------
OPERATING PROFIT (LOSS) ......    --               3.8             0.8              (1.5)         (3.1)
Interest payable .............    (9.7)           (0.2)           (0.2)             --           (10.1)
                                ------          ------          ------            ------        ------
(LOSS) PROFIT BEFORE TAX .....    (9.7)            3.6             0.6              (1.5)         (7.0)
Tax ..........................    --              --              (0.3)             --            (0.3)
                                ------          ------          ------            ------        ------
RETAINED (LOSS) PROFIT .......    (9.7)           3.6              0.3              (1.5)         (7.3)
                                ------          ------          ------            ------        ------


                                           FOR THE 6 MONTHS ENDED DECEMBER 31, 2000 (UNAUDITED)
                                                                  NON-
                                 PARENT         GUARANTOR       GUARANTOR
                                COMPANY          MEMBERS         MEMBERS        ELIMINATIONS    COMBINED
                                (POUND)M        (POUND)M        (POUND)M          (POUND)M      (POUND)M

TURNOVER .....................    --              64.8            12.0              --            76.8
Cost of Sales ................    --             (51.7)           (4.0)             --           (55.7)
                                ------          ------          ------            ------        ------
GROSS PROFIT .................    --              13.1             8.0              --            21.1
Other operating expenses (net)    --              (7.0)           (6.7)             --           (13.7)
Amortization of goodwill .....    --              --              --                (1.5)         (1.5)
                                ------          ------          ------            ------        ------
OPERATING PROFIT (LOSS)
  BEFORE EXCEPTIONAL ITEMS ...    --               6.1             1.3              (1.5)          5.9
Exceptional items ............    --              (1.2)           --                --            (1.2)
                                ------          ------          ------            ------        ------
OPERATING PROFIT (LOSS) ......    --               4.9             1.3              (1.5)          4.7
Financing costs (net) ........    (7.4)           (0.1)           (0.2)             --            (7.7)
                                ------          ------          ------            ------        ------
(LOSS) PROFIT BEFORE TAX .....    (7.4)            4.8             1.1              (1.5)         (3.0)
Tax ..........................    --               1.4            (0.2)             --             1.2
                                ------          ------          ------            ------        ------
RETAINED (LOSS) PROFIT .......    (7.4)            6.2             0.9              (1.5)         (1.8)
                                ------          ------          ------            ------        ------

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        (AMOUNTS IN MILLIONS, UNAUDITED)


NOTE 5 SUPPLEMENTARY INFORMATION (CONTINUED)

                                                          JUNE 30, 2000 (AUDITED)
                                                                  NON-
                                 PARENT         GUARANTOR       GUARANTOR
                                COMPANY          MEMBERS         MEMBERS        ELIMINATIONS    COMBINED
                                (POUND)M        (POUND)M        (POUND)M          (POUND)M      (POUND)M

FIXED ASSETS
Tangible Assets - Goodwill ...    --              --              --                52.3          52.3
Tangible assets
- Cost .......................    --             148.5            18.5             (41.6)        125.4
- Accumulated depreciation ...    --             (52.9)           (6.2)             41.6         (17.5)
                                ------          ------          ------            ------        ------
- Net book value .............    --              95.6            12.3              --           107.9
- Investments ................   148.6            --               4.6            (153.2)         --
                                ------          ------          ------            ------        ------
                                 148.6            95.6            16.9            (100.9)        160.2

CURRENT ASSETS
Stock
- Raw materials ..............    --               4.2             0.9              --             5.1
- Work in progress ...........    --               0.2             0.1              --             0.3
- Finished goods .............    --               4.8             1.1              --             5.9
                                ------          ------          ------            ------        ------
                                  --               9.2             2.1              --            11.3
Debtors
- Trade debtors ..............    --              16.4             4.7              --            21.1
- Other debtors and prepayments   16.2            75.2             3.5             (92.5)          2.4
                                ------          ------          ------            ------        ------
                                  16.2            91.6             8.2             (92.5)         23.5
Cash at bank and in hand .....    --               5.5             1.7              --             7.2
                                ------          ------          ------            ------        ------
                                  16.2           106.3            12.0             (92.5)         42.0

CREDITORS: Amounts falling due
  within one year
- Trade creditors ............    --             (23.6)           (1.6)             --           (25.2)
- Other current liabilities ..   (21.5)          (41.7)          (10.0)             50.0         (23.2)
                                ------          ------          ------            ------        ------
NET CURRENT ASSETS ...........    (5.3)           41.0             0.4             (42.5)         (6.4)
                                ------          ------          ------            ------        ------
TOTAL ASSETS LESS CURRENT
  LIABILITIES ................   143.3           136.6            17.3            (143.4)        153.8
CREDITORS: Amounts falling due
  after more than one year
- Long term debt .............  (141.4)          (40.9)           (3.9)             42.5        (143.7)
PROVISIONS FOR LIABILITIES AND
  CHARGES ....................    --              (6.3)           (0.3)             --            (6.6)
                                ------          ------          ------            ------        ------
NET ASSETS ...................     1.9            89.4            13.1            (100.9)          3.5
                                ------          ------          ------            ------        ------
CAPITAL AND RESERVES
Called-up share capital ......     0.1             7.6            --                (7.6)          0.1
Share premium account ........    12.9             3.0             0.3              (3.3)         12.9
Goodwill reserve .............    --              --               1.9              (1.9)         --
Other reserves ...............    18.0            14.2            --               (14.2)         18.0
Foreign currency translation
  reserve ....................     0.1             0.4             2.3              (4.8)         (2.0)
Profit and loss account ......   (29.2)           64.2             8.6             (69.1)        (25.5)
                                ------          ------          ------            ------        ------
SHAREHOLDERS' FUNDS ..........     1.9            89.4            13.1            (100.9)          3.5
                                ------          ------          ------            ------        ------

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        (AMOUNTS IN MILLIONS, UNAUDITED)


NOTE 5 SUPPLEMENTARY INFORMATION (CONTINUED)

                                                     DECEMBER 31, 2000 (UNAUDITED)
                                                                  NON-
                                 PARENT         GUARANTOR       GUARANTOR
                                COMPANY          MEMBERS         MEMBERS        ELIMINATIONS    COMBINED
                                (POUND)M        (POUND)M        (POUND)M          (POUND)M      (POUND)M

FIXED ASSETS
Intangible assets - Goodwill ...  --              --              --                50.8          50.8
Tangible assets
- Cost .......................    --             159.7            19.6             (41.6)        137.7
- Accumulated depreciation ...    --             (55.9)           (7.0)             41.6         (21.3)
                                ------          ------          ------            ------        ------
- Net book value .............    --             103.8            12.6              --           116.4
- Investments ................   148.6            --               4.6            (153.2)         --
                                ------          ------          ------            ------        ------
                                 148.6           103.8            17.2            (102.4)        167.2

CURRENT ASSETS
Stock
- Raw materials ..............    --               4.7             1.0              --             5.7
- Work in progress ...........    --               0.2             0.1              --             0.3
- Finished goods .............    --               4.3             0.4              --             4.7
                                ------          ------          ------            ------        ------
                                  --               9.2             1.5              --            10.7
                                ------          ------          ------            ------        ------
Debtors
- Trade debtors ..............    --              15.9             5.0              --            20.9
- Other debtors and prepayments   16.3            73.4             3.4             (91.4)          1.7
                                ------          ------          ------            ------        ------
                                  16.3            89.3             8.4             (91.4)         22.6
Cash at bank and in hand .....    --               7.4             2.1              --             9.5
                                ------          ------          ------            ------        ------
                                  16.3           105.9            12.0             (91.4)         42.8
CREDITORS: Amounts falling due
  within one year
- Trade creditors ............    --             (19.4)           (1.3)             --           (20.7)
- Other current liabilities ..   (16.8)          (45.2)          (11.8)             48.3         (25.5)
                                ------          ------          ------            ------        ------
NET CURRENT ASSETS ...........    (0.5)           41.3            (1.1)            (43.1)         (3.4)
                                ------          ------          ------            ------        ------
TOTAL ASSETS LESS CURRENT
  LIABILITIES ................   148.1           145.1            16.1            (145.5)        163.8

CREDITORS: Amounts falling due
  after more than one year
- Long term debt .............  (153.7)          (44.6)           (1.7)             43.1        (156.9)
PROVISIONS FOR LIABILITIES AND
  CHARGES ....................    --              (5.0)           (0.3)             --            (5.3)
                                ------          ------          ------            ------        ------
NET ASSETS ...................    (5.6)           95.5            14.1            (102.4)          1.6
                                ------          ------          ------            ------        ------
CAPITAL AND RESERVES
Called-up share capital ......     0.1             7.6            --                (7.6)          0.1
Share premium account ........    12.9             3.0             0.3              (3.3)         12.9
Goodwill reserve .............    --              --               1.9              (1.9)         --
Other reserves ...............    18.0            14.2            --               (14.2)         18.0
Foreign currency translation
  reserve ....................    --               0.3             2.4              (4.8)         (2.1)
Profit and loss account ......   (36.6)           70.4             9.5             (70.6)        (27.3)
                                ------          ------          ------            ------        ------
SHAREHOLDERS' FUNDS ..........    (5.6)           95.5            14.1            (102.4)          1.6
                                ------          ------          ------            ------        ------

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        (AMOUNTS IN MILLIONS, UNAUDITED)


NOTE 5 SUPPLEMENTARY INFORMATION (CONTINUED)

                                   FOR THE 3 MONTHS ENDED DECEMBER 31, 1999 (UNAUDITED)
                                                                  NON-
                                 PARENT         GUARANTOR       GUARANTOR
                                COMPANY          MEMBERS         MEMBERS        COMBINED
                                (POUND)M        (POUND)M        (POUND)M        (POUND)M

NET CASH INFLOW(OUTFLOW) FROM
  OPERATING ACTIVITIES .......    --               3.3            (0.1)            3.2
                                ------          ------          ------          ------

RETURNS ON INVESTMENTS AND
  SERVICING OF FINANCE
Interest paid (net) ..........    (0.2)           (0.3)           (0.1)           (0.6)
                                ------          ------          ------          ------

NET CASH OUTFLOW FROM RETURNS
  ON INVESTMENTS AND SERVICING
  OF FINANCE .................    (0.2)           (0.3)           (0.1)           (0.6)
                                ------          ------          ------          ------

TAXATION
Overseas tax paid ............    --              --              (0.7)           (0.7)
UK taxation paid .............    --              (0.3)           --              (0.3)
                                ------          ------          ------          ------
TAX PAID .....................    --              (0.3)           (0.7)           (1.0)
                                ------          ------          ------          ------

CAPITAL EXPENDITURE AND
  FINANCIAL INVESTMENT
Purchase of tangible fixed
  assets .....................    --              (1.6)           (0.8)           (2.4)
Income from sale of fixed
  assets .....................    --               0.1             0.2             0.3
                                ------          ------          ------          ------
NET CASH OUTFLOW FROM CAPITAL
  EXPENDITURE AND FINANCIAL
  INVESTMENT .................    --              (1.5)           (0.6)           (2.1)
                                ------          ------          ------          ------
NET CASH (OUTFLOW) INFLOW
  BEFORE FINANCING ...........    (0.2)            1.2            (1.5)           (0.5)
                                ------          ------          ------          ------
FINANCING
Repayment of debt ............    (3.0)           --              --              (3.0)
Loans paid by Group companies      3.1            (3.1)           --              --
                                ------          ------          ------          ------
NET CASH INFLOW (OUTFLOW) FROM
  FINANCING ..................     0.1            (3.1)           --              (3.0)
                                ------          ------          ------          ------
DECREASE IN CASH .............    (0.1)           (1.9)           (1.5)           (3.5)
                                ------          ------          ------          ------

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        (AMOUNTS IN MILLIONS, UNAUDITED)


NOTE 5 SUPPLEMENTARY INFORMATION (CONTINUED)

                                   FOR THE 3 MONTHS ENDED DECEMBER 31, 2000 (UNAUDITED)
                                                                  NON-
                                 PARENT         GUARANTOR       GUARANTOR
                                COMPANY          MEMBERS         MEMBERS        COMBINED
                                (POUND)M        (POUND)M        (POUND)M        (POUND)M

NET CASH INFLOW FROM OPERATING
  ACTIVITIES .................    --               1.7             0.1             1.8

RETURNS ON INVESTMENTS AND
  SERVICING OF FINANCE
Interest paid (net) ..........    (0.6)           (0.1)           (0.2)           (0.9)
                                ------          ------          ------          ------
NET CASH (OUTFLOW) INFLOW FROM
  RETURNS ON INVESTMENTS AND
  SERVICING OF FINANCE .......    (0.6)           (0.1)           (0.2)           (0.9)
                                ------          ------          ------          ------
TAXATION

TAX PAID .....................    --              --              --              --
                                ------          ------          ------          ------
CAPITAL EXPENDITURE AND
  FINANCIAL INVESTMENT
Purchase of tangible fixed
  assets .....................    --              (4.5)           (0.3)           (4.8)
Income from sale of tangible
  fixed assets ...............    --               0.1            --               0.1
                                ------          ------          ------          ------
NET CASH OUTFLOW FROM CAPITAL
  EXPENDITURE AND FINANCIAL
  INVESTMENT .................    --              (4.4)           (0.3)           (4.7)
                                ------          ------          ------          ------

NET CASH (OUTFLOW) INFLOW
  BEFORE FINANCING ...........    (0.6)           (2.8)           (0.4)           (3.8)
                                ------          ------          ------          ------

FINANCING
New bank loans ...............     4.3            --              --               4.3
Repayment of debt ............    (2.6)           --              (0.2)           (2.8)
Grant received ...............    --               2.3            --               2.3
Finance lease repayments .....    --              (0.4)           --              (0.4)
Loans paid by Group companies     (4.2)            4.2            --              --
                                ------          ------          ------          ------
NET CASH INFLOW (OUTFLOW) FROM
  FINANCING ..................    (2.5)            6.1            (0.2)            3.4
                                ------          ------          ------          ------
(DECREASE)INCREASE IN CASH ...    (3.1)            3.3            (0.6)           (0.4)
                                ------          ------          ------          ------

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        (AMOUNTS IN MILLIONS, UNAUDITED)


NOTE 5 SUPPLEMENTARY INFORMATION (CONTINUED)

                                   FOR THE 6 MONTHS ENDED DECEMBER 31, 1999 (UNAUDITED)
                                                                  NON-
                                 PARENT         GUARANTOR       GUARANTOR
                                COMPANY          MEMBERS         MEMBERS        COMBINED
                                (POUND)M        (POUND)M        (POUND)M        (POUND)M

NET CASH INFLOW FROM OPERATING
  ACTIVITIES .................    --               8.4             0.5             8.9
                                ------          ------          ------          ------

RETURNS ON INVESTMENTS AND
  SERVICING OF FINANCE
Interest paid (net) ..........    (8.7)           (0.2)           (0.3)           (9.2)
                                ------          ------          ------          ------

NET CASH OUTFLOW FROM RETURNS
  ON INVESTMENTS AND SERVICING
  OF FINANCE .................    (8.7)           (0.2)           (0.3)           (9.2)
                                ------          ------          ------          ------

TAXATION
Overseas tax paid ............    --              --              (0.7)           (0.7)
UK taxation paid .............    --              (0.3)           --              (0.3)
                                ------          ------          ------          ------
TAX PAID .....................    --              (0.3)           (0.7)           (1.0)
                                ------          ------          ------          ------

CAPITAL EXPENDITURE AND
  FINANCIAL INVESTMENT
Purchase of tangible fixed
  assets (net) ...............    --              (2.7)           (1.5)           (4.2)
Income from sale of fixed
  assets .....................    --               0.1             0.2             0.3
                                ------          ------          ------          ------
NET CASH OUTFLOW FROM CAPITAL
  EXPENDITURE AND FINANCIAL
  INVESTMENT .................    --              (2.6)           (1.3)           (3.9)
                                ------          ------          ------          ------
NET CASH (OUTFLOW)INFLOW
  BEFORE FINANCING ...........    (8.7)            5.3            (1.8)           (5.2)
                                ------          ------          ------          ------
FINANCING
New bank loans ...............     3.5            --              --               3.5
Repayment of debt ............    --              --              (0.5)           (0.5)
Loans paid by Group companies      5.1            (5.1)           --              --
                                ------          ------          ------          ------
NET CASH INFLOW (OUTFLOW) FROM
  FINANCING ..................     8.6            (5.1)           (0.5)            3.0
                                ------          ------          ------          ------
(DECREASE) INCREASE IN CASH       (0.1)            0.2            (2.3)           (2.2)
                                ------          ------          ------          ------

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                         ITEM 1 - FINANCIAL STATEMENTS
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        (AMOUNTS IN MILLIONS, UNAUDITED)


NOTE 5 SUPPLEMENTARY INFORMATION (CONTINUED)

                                   FOR THE 6 MONTHS ENDED DECEMBER 31, 2000 (UNAUDITED)
                                                                  NON-
                                 PARENT         GUARANTOR       GUARANTOR
                                COMPANY          MEMBERS         MEMBERS        COMBINED
                                (POUND)M        (POUND)M        (POUND)M        (POUND)M

NET CASH INFLOW FROM OPERATING
  ACTIVITIES .................    --               3.5             2.5             6.0
                                ------          ------          ------          ------

RETURNS ON INVESTMENTS AND
  SERVICING OF FINANCE
Interest paid (net) ..........    (9.2)           (0.1)           (0.4)           (9.7)
Sale of hedge ................     8.2            --              --               8.2
                                ------          ------          ------          ------
NET CASH OUTFLOW FROM RETURNS
  ON INVESTMENTS AND SERVICING
  OF FINANCE .................    (1.0)           (0.1)           (0.4)           (1.5)
                                ------          ------          ------          ------

CAPITAL EXPENDITURE AND
  FINANCIAL INVESTMENT
Purchase of tangible fixed
  assets (net) ...............    --              (9.8)           (1.0)          (10.8)
Income from sale of fixed
  assets .....................    --               0.1            --               0.1
                                ------          ------          ------          ------

NET CASH OUTFLOW FROM CAPITAL
  EXPENDITURE AND FINANCIAL
  INVESTMENT .................    --              (9.7)           (1.0)          (10.7)
                                ------          ------          ------          ------
NET CASH (OUTFLOW)INFLOW
  BEFORE FINANCING ...........    (1.0)           (6.3)            1.1            (6.2)
                                ------          ------          ------          ------
FINANCING
Grant received ...............    --               3.6            --               3.6
New bank loans ...............     8.6            --              --               8.6
Repayment of debt ............    (2.6)           --              (0.7)           (3.3)
Finance lease repayments .....    --              (0.4)           --              (0.4)
Loans paid by Group companies     (5.0)            5.0            --              --
                                ------          ------          ------          ------
NET CASH INFLOW (OUTFLOW) FROM
  FINANCING ..................     1.0             8.2            (0.7)            8.5
                                ------          ------          ------          ------
INCREASE IN CASH .............    --               1.9             0.4             2.3
                                ------          ------          ------          ------

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
            ITEM 2 - MANAGEMENT DISCUSSIONS AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


Some of the information presented in the following discussion constitutes forward-looking comments within the meaning of the Private Litigation Reform Act of 1995. Although Brunner Mond Group PLC (the "Group") believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Factors which could cause actual results to differ from expectations include, without limitation, currency rate fluctuations operations across international borders, the timing of orders received from customers, the gain or loss of significant customers, competition from other manufacturers and changes in the demand for and the pricing of the Group's products. In addition, increases in the cost of product, changes in the market in general and significant changes in new product introduction could result in actual results varying from expectations.

1. ENERGY SUPPLY INTERRUPTION

On August 18, 2000 Powergen CHP started commercial operation of the new (pound)140 million Combined Heat and Power plant that supplies co-generated steam and electricity to the Group's two manufacturing sites in Northwich.

In early November Powergen CHP announced that unusually high levels of rainfall had caused the operation of the water treatment plant to be very difficult. Subsequently part of the power plant suffered damage and as a result the normal supply of steam to the Group's plants in Northwich could not be maintained. Powergen CHP declared Force Majeure with effect from November 2, 2000 and lifted it on January 22, 2001.

In response, Powergen CHP installed temporary additional water treatment equipment in November and gradually increased steam supplies during the month. Powergen CHP is currently reviewing the options available in order to continue to maintain supplies. Brunner Mond is also working closely with Powergen CHP to continue to optimise the performance and operational criteria of the plant.

The reduction of steam supplies has had an adverse impact on the Group's UK production and as a direct consequence it was necessary for Brunner Mond itself to declare Force Majeure and sell soda ash and sodium bicarbonate on an allocated basis. The allocation was introduced on November 6, 2000 and steadily increased during November to a level of 100% on December 6, 2000.

The results for the three months ended December 31, 2000 reflect the impact of these difficulties and some of the compensation receivable from Powergen CHP. Brunner Mond has submitted a claim on its business interruption insurance and a claim to Powergen CHP and therefore expects its total loss to be eliminated when these claims are settled. The timing and size of any further compensation from these claims is uncertain.

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
            ITEM 2 - MANAGEMENT DISCUSSIONS AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


2. RESULTS OF OPERATIONS

SIX MONTHS ENDED DECEMBER 31, 2000 COMPARED WITH THE SIX MONTHS ENDED DECEMBER 30, 1999.

SALES

Sales for the three months ended December 31, 2000 reduced by (pound)0.1 million, or 0.3%, to (pound)37.6 million compared to the quarter ended December 31, 1999, whereas sales for the six months ended December 31, 2000 increased by (pound)2.7 million, or 3.6%, to (pound)76.8 million compared to the equivalent period in 1999. The sales from Brunner Mond (UK) reduced in the quarter and the half year to December 31, 2000 by (pound)1.0 million (3.0%) and (pound)1.3 million, respectively, as a result of a reduction in European prices and a reduction in volumes from the Company's plant in the Netherlands which more than offset an increase in sales volumes from the UK plants. European soda ash prices for calendar year 2000 were adversely affected by depressed world pricing and the threat of availability of surplus soda ash from Eastern Europe in late 1999, during the calendar year 2000 pricing negotiations. Sales from Brunner Mond's plant in the Netherlands were lower in the quarter and the half-year because production was constrained during the installation of new equipment and during major maintenance work.

Sales from the African business increased by (pound)0.7 million or 14.6% to (pound)5.5 million and by (pound)3.9 million, or 47.6% to (pound)12.1 million for the quarter and half year to December 31, 2000, respectively. The improvement in the quarter and the half-year was attributable to an improvement in volumes, to improved prices and to more favourable exchange rates. The improvement in the half-year was mainly due to an increase in soda ash sales volumes. Export sales from Kenya are impacted and can be distorted by the timing of shipments. The increase in half year is therefore not necessarily an indication of expected growth for the full year.

GROSS PROFIT

Gross profit in the three and six months ended December 31, 2000 increased by (pound)3.2 million, or 36.4%, to (pound)12.0 million and by (pound)3.3 million, or 18.5% to (pound)21.1 million, respectively. The improvement in the quarter and the half-year was mainly attributable to the receipt of non-recurring income including a one-time technology licence fee, rates rebates, insurance recoveries and the release of certain accruals following the normal half-year review. This non-recurring income added (pound)2.3 million to gross profit in the quarter and half year. Gross profit also improved as a result of the improvement of volumes from the UK and from Kenya, although the improvement in the UK would have been more significant were it not for the sales lost as a consequence of Force Majeure. The contribution lost and resulting inefficiencies were partially made up by compensation received from Powergen

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
            ITEM 2 - MANAGEMENT DISCUSSIONS AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


CHP. These factors more than made up for the adverse effect of the reduction in soda ash prices described above.

The reduction in costs and the compensation received explain the increase in gross profit percentage to 27.5% in the six months ended December 31, 2000 compared to 24.0% in the equivalent period in 1999.

OTHER OPERATING EXPENSES

Operating expenses reduced by (pound)0.3 million, or 4.1%, to (pound)7.0 million for the quarter to December 31, 2000, but increased by (pound)0.5 million, or 3.4%, to (pound)15.2 million in the half year.

The increase for the half-year was mainly attributable to the effect on distribution costs of the significant increase in volumes sold by the African businesses.

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS

Operating profit for the quarter and six months ended December 31, 2000 increased by (pound)3.5 million, or 233% to (pound)5.0 million, and by (pound)2.8 million, or 90.3% to (pound)5.9 million, respectively. The factors behind the improvement in gross profit for the quarter and half year ended December 31, 2000 were also responsible for the improvement in operating profit.

EXCEPTIONAL ITEM

 The (pound)1.2 million exceptional charge relates to the cost associated with making 23 employees in the UK redundant. During the quarter payments of (pound)0.9 million related to settlements provided for in the year ended June 30, 1999.

OPERATING PROFIT

The Company produced an operating profit of (pound)3.8 million and (pound)4.7 million for the quarter and half year ended December 31, 2000 compared to (pound)1.5 million and (pound)3.1 million generated in equivalent periods in 1999. The improvement in operating profit is explained above.

FINANCING COSTS (NET)

Net financing costs for the three and six months to December 31, 2000 reduced by (pound)0.7 million to (pound)4.3 million and by (pound)2.4 million to (pound)7.7 million, respectively, compared to the equivalent periods ended December 31, 1999. The reduction mainly relates to the exchange gain that arose on revaluing the Dollar Notes to December 31, 2000 exchange rates. The interest charges within these figures increased by (pound)0.1 million and (pound)0.2 million, respectively,

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
            ITEM 2 - MANAGEMENT DISCUSSIONS AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


to (pound)5.1 million and (pound)10.3 million for the quarter and six months ended December 31, 2000 compared to (pound)5.0 million and (pound)10.1 million in the equivalent period in 1999. There was no gain or loss on the Dollar Notes in the comparative period because the exchange exposure on this debt was hedged until September 18, 2000.

During the six months the Company unwound the part of the currency swap relating to exposure to movements in the US dollar/sterling exchange rates on the principal of $125 million US dollar denominated Senior Subordinated Notes (the "Dollar Notes"). This resulted in a receipt of (pound)8.2 million and a revaluation of the debt at December 31, 2000 of (pound)5.8 million from (pound)78.1 million to (pound)83.9 million. The net effect in the six months to December 31, 2000 of realising the (pound)8.2 million gain on unwinding the hedge and on recognising the (pound)5.6 million increase in the sterling equivalent of the Dollar Notes is a gain of (pound)2.6 million.

TAX

The tax charge for the quarter of (pound)0.1 million compared to a charge of (pound)0.3 million in the equivalent period in 1999 was reduced because the profits from the African businesses were lower in the quarter than in the equivalent period in 1999. The tax credit for the half-year was (pound)1.2 million compared to zero in 1999. This was mainly the result of releasing deferred tax in the comparative period in 1999, following further tax losses.

RETAINED PROFIT/LOSS

The retained loss for the quarter of (pound)0.6 million compared to a loss of (pound)3.8 million in the equivalent period in 1999. The retained loss for the half-year reduced by (pound)5.5 million to (pound)1.8 million.

3. LIQUIDITY AND CAPITAL RESOURCES

The net cash from operating activities decreased by (pound)1.4 million (44%) to (pound)1.8 million for the quarter and by (pound)2.9 million (33%) to (pound)6.0 million for the half year ended December 31, 2000. Cash flows in the quarter and half year were favourably affected by the (pound)3.4 million and (pound)2.7 million respective improvement in earnings before interest, tax, depreciation and amortization (EBITDA). The factors that were responsible for the improved gross and operating profit in the quarter and half year ended December 31, 2000 were also responsible for the improvement in EBITDA. The improvement in EBITDA was more than offset by an increase in working capital of (pound)4.9 million for the quarter and (pound)4.5 million for the six months ended December 31, 2000. The increase in working capital was in part caused by paying capital creditors, in part linked to making redundancy payments which were provided in previous periods, and in part associated with a reduction in trade creditors.

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
            ITEM 2 - MANAGEMENT DISCUSSIONS AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


CAPITAL EXPENDITURE PROJECTS

Capital expenditures increased by (pound)4.2 million to (pound)6.6 million (or (pound)4.8 million excluding assets acquired under a finance lease) in the quarter compared to the equivalent quarter in 1999 and by (pound)8.4 million to (pound)12.6 million (or (pound)10.8 million before financing leases) in the half year ended December 31, 2000 compared to the capital invested in the half year ended December 31, 1999. The increase was attributable to the major investment being made in the new rapid discharge system and new rail wagons which were commissioned during January 2001 and are delivering limestone to Brunner Mond's sites in Northwich. The total investment in this project was (pound)9.0 million of which (pound)6.1 million is being funded by a Freight Facilities Grant awarded by the UK Government. During the six months to December 31, 2000 (pound)
4.5 million was invested in this project and (pound)3.6 million of the grant was received. A further (pound)0.8 million will be spent in early 2001 and the remaining (pound)1.3 million of the grant will be received early in 2001. (pound)1.8 million of the investment has been financed by a lease that was provided by Barclays Mercantile.

SENIOR FACILITY AGREEMENTS

In February 1999, in response to the deteriorating global soda ash market, amendments to the Company's Senior Facility Agreement were implemented. Under these amendments the shareholders (the `Investor Group') of Starnhurst PLC, Brunner Mond Group PLC's ultimate parent, joined the syndicate of banks to make a new (pound)5 million loan (the `New Loan') to the Company. The New Loan did not increase the total indebtedness of the Company, but was used to pre-pay the repayments of the Senior Facility due in 1999, 2000 and in January, 2001. The Company also agreed not to draw upon the (pound)10 million Capital Expenditure Facility without the unanimous consent of the bank syndicate. In addition, the amendments relaxed the banking covenants which apply during calendar year 2000, and introduced a requirement that each quarter the Company certifies that its forecasts confirm that the Company will be in compliance with its banking covenants during the period to December 2000.

The further reduction in soda ash prices in late 1999 adversely affected expectations for calendar year 2000 and as a result the Company did not expect to be able to meet the covenants which had been set for calendar years 2000 and 2001. Following discussions with its Senior Lenders it was agreed that the borrowing covenants should again be relaxed and accordingly the Company's Senior Facility Agreement was amended in April 2000. Under these amendments the Investor Group made a new (pound)10.0 million loan facility (the "Investor Facility") available to the Company. (pound)3.0 million of Investor Facility can be used for general corporate purposes and the other (pound)7.0 million was available until October 31, 2000 for refinancing other borrowings, subject to receiving the approval of the Investor Group. This (pound)7.0 million facility lapsed on October 31, 2000. These amendments also extended the requirement that each quarter the Company certifies that its forecasts confirm

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
            ITEM 2 - MANAGEMENT DISCUSSIONS AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


that the Company's existing facilities will be adequate during the following twelve months. In addition, the Senior Lenders have also agreed to make (pound)3.0 million of the (pound)10.0 million Capital Expenditure Facility available for general corporate purposes.

The covenants set in April 2000 for 2001 and 2002, the size of the additional facility provided by the Investor Group and the amount of the existing capital expenditure facility made available by the Senior Lenders for general corporate purposes were based upon projections that assumed an improvement in the soda ash market during those periods and further improvements in the Group's cost base.

The Company experienced difficult trading conditions during 2000 attributable to continued weak pricing, and difficulties with Powergen's co-generation plant.

The negotiations of soda ash contracts for calendar year 2001 are now mostly completed and the Group has secured an overall increase in its selling prices. The Company also expects a further improvement in its cost base in the coming year. Although the Group is currently in full compliance with its covenants there remains uncertainty as to whether these improvements will be sufficient to allow the Group to meet its banking covenants throughout 2001.

The Company has begun a review of strategic alternatives for restructuring certain of its debt obligations with a view to strengthening its capital base. These alternatives are likely to include a proposal for the restructuring of the Company's existing bonds. The Company has engaged financial and legal advisers to help with this review.

                             BRUNNER MOND GROUP PLC
                         PART I - FINANCIAL INFORMATION
                ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES
                                ABOUT MARKET RISK


The company is exposed to market risk from changes in the prices of its raw materials, foreign exchange and interest rates. There have been no material changes in market risk since the results for the last fiscal year were announced.

In July 1998, Brunner Mond Group PLC entered into a cross-currency swap with Chase Manhattan Bank and BHF-Bank to hedge exposure to potential adverse movements in the STG/USD Exchange Rate in relation to the US Dollar denominated Senior Subordinated Notes. This currency swap ensured a fixed exchange rate of STG/USD 1.60 and applied to 100% of the exposures until July 2003, when the swap terminates in its entirety. On September 18, 2000, the part of the swap which hedged the US$125 million principal of the US Dollar Subordinated Notes was, with Senior Lender consent, unwound to realise (pound)8.2 million. Therefore, the Company is currently exposed to accounting translation risk (except for the purposes of banking covenant calculations) from adverse movements in the STG/USD exchange rate when retranslating the US Dollar Denominated Bonds into Sterling when preparing financial reports, and also to potential transaction risk in relation to the principal value of these Bonds. A condition of the partial sale of the swap required the Company to hedge foreign exchange exposure arising from US Dollar interest payments on the Bonds due in 2004 and in 2005. A hedge was entered into during the quarter to cover the exposure to exchange rate movements on the US Dollar interest payments on the Bonds due in 2004 and in 2005.

There have been no other material changes in market risk since the results for the last fiscal year were announced.

                             BRUNNER MOND GROUP PLC
                           PART II - OTHER INFORMATION


ITEM 1  LEGAL PROCEEDINGS
        NONE

ITEM 2  CHANGES IN SECURITIES AND USE OF PROCEEDS
        NONE

ITEM 3  DEFAULTS UPON SENIOR SECURITIES
        NONE

ITEM 4  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
        NONE

ITEM 5  OTHER INFORMATION
        NONE

ITEM 6  EXHIBITS AND REPORTS ON FORM 8-K

                             BRUNNER MOND GROUP PLC
                           PART II - OTHER INFORMATION
                    ITEM 6 - EXHIBITS AND REPORTS ON FORM 8-K


                                                            Location of Document
Item                                                           in Sequential
No.:                                                         Numbering System+
----                                                        --------------------

3.1   Memorandum and Articles of Association of Soda Ash             (1)
      Investments plc
3.2   Certificate of Incorporation on Change of Name of              (1)
      Brunner Mond Group plc
3.3   Memorandum and Articles of Association of Brunner              (1)
      Mond (UK) Limited
3.4   Memorandum and Articles of Association of Brunner              (1)
      Mond Limited
3.5   Memorandum and Articles of Association of Brunner              (1)
      Mond Soda Holdings Limited
3.6   Memorandum and Articles of Association of Pampascrown          (1)
      Limited
4.1   Sterling Indenture dated as of July 24, 1998 between           (1)
      the Issuer and IBJ SCHRODER BANK & TRUST COMPANY, as
      trustee
4.2   Dollar Indenture dated as of July 24, 1998 between the         (1)
      Issuer and IBJ SCHRODER BANK & TRUST COMPANY, as trustee
4.3   Form of 11% Senior Subordinated Notes                          (1)
4.4   Form of 12 1/2% Senior Subordinated Notes                      (1)
4.5   Exchange and Registration Rights Agreement dated as            (1)
      of July 15, 1998 among the Issuer, CHASE MANHATTAN
      INTERNATIONAL LIMITED and CHASE SECURITIES INC
4.6   Purchase Agreement dated as of July 15, 1998 among the         (1)
      Issuer, CHASE MANHATTAN INTERNATIONAL LIMITED and CHASE
      SECURITIES INC
4.7   Sterling Note Depositary Agreement dated as of July 24,        (1)
      1998 between the Issuer and IBJ SCHRODER BANK & TRUST
      COMPANY
4.8   Dollar Note Depositary Agreement dated as of July 24,          (1)
      1998 between the Issuer and IBJ SCHRODER BANK & TRUST
      COMPANY
10.1  Barclays Mercantile (pound)1.78 million lease commitment     Attached
(1) Incorporated by reference to the respective exhibit to the Group's Form F-4 Registration Statement No. 333-9464.